UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number 3235-0058
SEC FILE NUMBER 001-32141
CUSIP NUMBER G0585R 10 6

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Assured Guaranty Ltd.
Full Name of Registrant

N/A
Former Name if Applicable

30 Woodbourne Avenue
Address of Principal Executive Office (Street and Number)

Hamilton HM 08 Bermuda
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On July 1, 2009, Assured Guaranty Ltd. (together with its subsidiaries, “Assured Guaranty” or the “Company”) acquired Financial Security Assurance Holdings Ltd., a New York corporation (“FSAH”), the parent of financial guaranty insurance company Financial Security Assurance Inc., a New York stock insurance company.  As a result of this acquisition, the Company needed to consolidate FSAH into its financial statements, which included making purchase accounting adjustments to determine the fair value of the acquired assets and liabilities, primarily FSAH’s financial guaranty insurance contracts; conforming FSAH’s and the Company’s accounting methodologies and assumptions; and implementing processes and related internal controls over financial reporting.

The Company has been working diligently and allocating appropriate resources to make the necessary purchase accounting adjustments, to conform FSAH’s and the Company’s accounting methodologies and assumptions, to implement and execute its processes and internal controls over financial reporting, and to prepare its financial statements for the quarter ended September 30, 2009.  However, due to the time required to integrate FSAH, calculate the purchase accounting adjustments, implement and execute internal controls and prepare quarterly financial statements for the Company, the Company is unable to file its Form 10-Q for the period ended September 30, 2009 by the November 9, 2009 due date without unreasonable efforts and expense.  The Company expects to file its Form 10-Q by November 16, 2009.

PART IV — OTHER INFORMATION

1.	Name and telephone number of person to contact in regard to this notification
	Robert B. Mills	(441)	279-5703
	(Name)	(Area Code)	(Telephone Number)

2.

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

3.

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the acquisition of FSAH, the Company’s consolidated results of operations for the quarter ended September 30, 2009  (“third quarter 2009”) will be significantly different from the Company’s consolidated results of  operations for the quarter ended September 30, 2008 (“third quarter 2008”).  At the time of their acquisition, FSAH and its subsidiaries were substantially larger than Assured Guaranty with respect to total assets, total liabilities and total revenues.  In addition, the application of purchase accounting adjustments to record the fair value of the acquired assets and liabilities will have a significant impact on the Company’s consolidated results of operation for third quarter 2009 and future quarters compared to second quarter 2009 and prior quarters.

Although the financial statements and the Form 10-Q for third quarter 2009 have not yet been completed, the Company anticipates that total revenues for third quarter 2009 will be approximately $285.6 million, an increase from $29.8 million for third quarter 2008.  Among the components of total revenue, the largest change was in net premiums earned, which the Company expects to be approximately $330.0 million in third quarter 2009, compared to $85.5 million for third quarter 2008.  The Company also expects to report total expenses of approximately $313.6 million, as compared to $129.3 million in third quarter 2008.  Although many of the components of third quarter 2009 total expenses are significantly changed from third quarter 2008 total expenses, the largest increase is expected to be loss and loss adjustment expenses, which the Company anticipates will be approximately $133.3 million in third quarter 2009, compared to $82.5 million in third quarter 2008.  Third quarter 2009 total expenses also include items related to the acquisition of FSAH, for which there were no comparable expenses in third quarter 2008.  In particular, third quarter 2009 total expenses include approximately $51.3 million in FSAH acquisition-related expenses, approximately $23.3 million of goodwill and settlement of pre-existing relationship.

The Company anticipates that it will report a consolidated net loss attributable to Assured Guaranty Ltd. of approximately $35.0 million for third quarter 2009 compared to the consolidated net loss of $63.3 million reported for third quarter 2008.

The Company’s preliminary estimates contained herein may change prior to the filing of the Company’s Form 10-Q for the period ended September 30, 2009.

Assured Guaranty Ltd.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	11-10-2009	By	/s/ Robert B. Mills
		Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).